Exhibit 8

Brainsway Ltd. List of Subsidiaries

Company Name	Jurisdiction of Incorporation

BrainsWay, Inc.	Delaware

BrainsWay USA Inc.	Delaware

Brain Research and Development Service LTD	Israel

Tikva LLC	Delaware